December 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed December 5, 2023

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 18, 2023, relating to the above referenced Amendment No. 7 to Registration Statement on Form S-1 (“Amendment No. 7”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 9”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 7), all page references herein correspond to the page of the Amendment No. 9. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 9.

Amendment No. 7 to Registration Statement on Form S-1

General

1. We note that since the filing of the Form S-1, filed on May 22, 2023, certain disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed. It is unclear to us that there have been changes in the regulatory environment in the PRC since the May 22, 2023 filing, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior amendments. As examples, and without limitation, we note that your revised disclosure in Amendment No. 7 to the Form S-1 does not address the following points from these previous amendments:

Response: We respectfully advise the Staff that some disclosures in the registration statement were revised or removed to reflect certain changes to our structure and that the majority of our operations are in Taiwan instead of mainland China. As of the date of Amendment No. 7 and this response, we were and continue to be a Taiwan-based company with a subsidiary in Shanghai, China. For the year ended June 30, 2023 and for the three-month period ended September 30, 2023, the Shanghai subsidiary only accounted for 25.98% and 21.26% of our total assets, respectively.

Below are our responses to the Staff’s comment after a careful review of the differences between Amendment No. 7 and our prior registration statements:

•	Your disclosure on page 40 of Amendment No. 1 to the DRS, submitted March 6, 2023, in the Risk Factors, under the heading “If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless,” that you and your PRC Subsidiary, (1) are not required to obtain permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3) have not received or were denied such permissions by any PRC authorities. Additionally, this page included disclosure that the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the "Opinions on Severely Cracking Down on Illegal Securities Activities According to Law," which emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies and that, given the current PRC regulatory environment, it is uncertain when and whether you or your PRC Subsidiary, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Please also expand this statement to cover your subsidiary in Hong Kong;

•	Your disclosure concerning the Trial Measures on the cover page and page 40 of Amendment No. 1 to the DRS, submitted March 6, 2023;

•	The risk factor heading itself from page 40 to the Form S-1, filed on May 22, 2023: “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

•	Your disclosure concerning the CAC cybersecurity probes opened in July of 2021 and the expert interpretation of the Revised Cybersecurity Measures published on the CAC website on February 17, 2022, as appeared on the cover page of the Amendment No. 1 to the Form S-1;

•	Your disclosure concerning the Holding Foreign Companies Accountable Act, which appeared on page 45 of the Form S-1, filed on May 22, 2023;

Response: As of the date of this response and as advised by our PRC counsel, AllBright Law Offices, we are not required to obtain approvals from CSRC, CAC or other PRC authorities to offer our Common Stock to foreign investors based on explicit standards in the CSRC Trial Measures, the Revised Measures for Cybersecurity Review and other relevant laws and regulations. Also, as of the date of this response and as advised by our PRC counsel, we have obtained the necessary permissions from any PRC authorities to operate our Shanghai subsidiary. As a result, we revised certain related disclosures in our registration statement, which, in light of changes to our corporate structure, our current operations in China, and the type of our public offering, might be inapplicable. Additionally, some of the disclosures were removed because similar discussions were made in other parts of the registration statement. Nevertheless, we have added applicable China-related disclosures back in Amendment No. 9.

In regard to our Hong Kong subsidiary, we respectfully advise the Staff that our Hong Kong subsidiary is a holding company with no operations and is not subject to the above mentioned laws and regulations as of the date of this response. However, we have expanded the disclosure to state that our Hong Kong subsidiary may be subject to certain risks if the PRC government opt to exert more control over Hong Kong business or impose new laws or regulations on business activities in Hong Kong.

•	Your disclosure concerning loans from your holding subsidiaries outside of China (your FIEs) and the required registration of such loans with the Stated Administration of Foreign Exchange, which appeared on pages 4 and 16 of the Amendment No. 1 to the Form S-1; and

Response: We respectfully advise the Staff that we removed the loan-related statement from the registration statement because we did not make and do not anticipate to make any such loans. Nevertheless, we have added back the removed language in Amendment No. 9.

•	The following Risk Factors that appeared in the Amendment No. 1 to the Form S-1:
o	“Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future;”
o	“Regulation and censorship of information disseminated over the Internet in the PRC may adversely affect our business, and we may be liable for content that is displayed on our website;”
o	“Additional factors outside of our control related to doing business in the PRC could negatively affect our business;” and

Response: We respectfully advise the Staff that we removed the three risk factors due to the fact that our operations in China focus on the research and development of products and account for a relatively small portion of our overall operations, and we do not anticipate engaging in any merger or acquisition activities in China. Nevertheless, we have added those risk factors back.

o	“Payment of dividends is subject to restrictions under Nevada and the PRC laws.”

Response: We removed “Payment of dividends is subject to restrictions under Nevada and the PRC laws” from the registration statement because (1) similar discussions of the restrictions in the PRC have been made in another risk factor titled “Our Shanghai subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements in the future;” and (2) we do not believe Nevada’s requirements on when dividends can be made are particularly restrictive, unlike those under PRC laws, and warrant a standalone discussion.

2. Your disclosure continues to only state that the Chinese government may intervene or influence the operation of your Shanghai subsidiary and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in your Shanghai subsidiary, which could result in a material change in operations of your Shanghai subsidiary and/or the value of your common stock, and that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in your Shanghai subsidiary could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to clarify that these risks apply to your Shanghai subsidiary and Advanced Biomed HK. Please further revise throughout your prospectus to specifically clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. Other examples include, but are not necessarily limited to, page 17 in the Summary Risk Factors: “We, through our Shanghai subsidiary, are subject to unique legal risks, and the enforcement of Chinese laws and regulations can change quickly with little advance notice,” and page 39 in the Risk Factors: “Since we our Shanghai subsidiary is located in Mainland China, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects.”

Response: We respectfully advise the Staff that we disclosed that “Although the majority of our operations are not conducted in Mainland China, we face various legal and operational risks and uncertainties relating to our Shanghai subsidiary, Shanghai Sglcell Biotech Co., Ltd., and similar legal and operational risks and uncertainties also apply to our holding company in Hong Kong. The Chinese government may intervene or influence the operation of our Shanghai subsidiary and Advanced Biomed HK and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in us, which could result in a material change in our operations and/or the value of our common stock” on pages 2 & 17 of Amendment 7. We are of the view that such disclosures are sufficient because, as of the date of this response, the Chinese government has not imposed new laws or regulations on Hong Kong that would warrant a standalone disclosure, and we do not know what kind of laws or regulations, if any, would be imposed on Hong Kong in the future, that may create similar risks and challenges now facing by our Shanghai subsidiary.

Nevertheless, we have expanded the disclosure to state that our Hong Kong subsidiary may be subject to certain risks if the PRC government opt to exert more control over Hong Kong business or impose new laws or regulations on business activities in Hong Kong throughout the registration statement, including a new risk factor in Amendment No. 9.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP